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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Guy Bernstein

Vice President, Finance

Magic Software Enterprises Ltd.

+972-3-538-9292

gbernstein@magicsoftware.com

Magic Software Announces First Quarter Results

Company Returns To Profitability With Higher Gross Margins

OR YEHUDA, ISRAEL (May 5, 2003) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, reported today that the company has returned to profitability in the first quarter ended March 31, 2003. The Company attributed these results to improved market conditions and ongoing expense reductions.

First Quarter Results

Total revenues for the first quarter ended March 31, 2003 were $15.13 million, an increase from $13.76 million posted in the previous quarter and a decrease from $16.75 million in the comparable quarter of 2002.

Gross profit margin in the first quarter of 2003 was 59%, an increase from a margin of 56 % in the comparable quarter of 2002 and an increase from a gross margin of 45 % in the previous quarter. Net profit for the first quarter of 2003 was $272,000  (or $0.01 per share) compared with a net loss of $3.3 million (or $0.11) per share) recorded in the previous quarter and a net profit of $151,000 (or $0.01) per share) in the first quarter of 2002.

Software tool sales for the quarter, at $4.1 million, increased from $3.6 million in software tool sales posted in the fourth quarter of 2002 and remained the same as compared with $4.1 million in the first quarter of 2002. Application sales were $1.7 million for the reported quarter, compared with $1.3 million in the fourth quarter of 2002 and $2.3 million in the first quarter of 2002.

Revenues from consulting and other services, at $6.8 million, increased from $6.2 million in the fourth quarter of 2002, and decreased from $7.8 million for the first quarter of 2002. Revenues from maintenance and support, at $2.6 million, decreased from $2.8 million in the fourth quarter of 2002 and from $2.7 million in the same period of 2002.

In the first quarter of 2003, North America accounted for 36% of total revenues, while Europe and Asia/Pacific accounted for 34% and 30% respectively.

In the first quarter, the Company sold all of its shares in Access Data Corporation, Inc. to the management team of Access Data. As a result the Company recorded a capital gain of $160,000. In addition, during the first quarter the Company sold all of its shares in Magic Software (Thailand), Ltd. to the management team of Magic Software (Thailand), who have now become an official Magic Software distributor. As a result of this sale, the Company recorded a capital loss of $160,000.

“We are pleased with the results the Company has achieved in the first quarter,” said Menachem Hasfari, chief executive officer of Magic Software Enterprises. “Market conditions appear to be improving and we are beginning to realize returns from the extensive efforts we’ve been making under Operation Hug that we launched to get closer to our customers. Despite a weak global economy, we have expanded our customer base as well as realizing new revenues from our existing customers. Operational efficiencies that we put into place provided us with improved gross margin and net profit.”

“During the reported quarter we launched to market our iBOLT Integration Suite,” continued Hasfari. “The product has been well received by our customers and industry experts. We expect to see good results in the coming quarters from this new product family.”

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

New Product Releases

During the quarter, the Company announced the launch of its iBOLT Integration Suite. IBOLT is a new product family that will provide affordable enterprise application integration to mid-sized businesses and system integrators. As a comprehensive suite for application integration, iBOLT includes a robust set of capabilities for handling integration and exchanging transactions in a heterogeneous environment. It includes support for Business Process Management (BPM), monitoring and real time reporting. In addition, iBOLT is able to directly tackle the challenge of rapidly responding to changing business requirements with eDeveloper, a major component of the iBOLT Studio. Initial efforts to establish a partner network to support the delivery of iBOLT projects are starting to bring results.

eDeveloper 9.4, the latest version of the Company’s core application development technology which was recently released, provides developers with an open development and deployment environment with powerful new standards-based messaging and integration features, advanced XML component functionality, enhancements to the development paradigm and other significant programming improvements.

During the quarter, the Company prepared a joint campaign with IBM to promote the iBOLT Integration Suite as a solution for application integration and development on the IBM iSeries platform. This campaign includes joint mailings, seminars and webinars. In addition, the Company hosted over 40 journalists at a press meeting in Paris. The event was designed to introduce the iBOLT Integration Suite and to brief journalists about upcoming product plans. The meeting was followed by a road show in the United States where the company briefed leading industry analysts and journalists about iBOLT

New Deals

Among the significant new deals closed during the quarter were:

TER Srl, a Magic partner, to provide the Italian government in Palermo, Sicily with technology and project management for special projects, sponsored by European Union funds;

Icelandair, to implement a cargo handling and logistics system based on the Hermes application;

State of Washington, AOC, for a follow up project to provide significant enhancements to their statewide Juvenile Tracking System;

Oceanair, a UK logistics company to create an end-to-end solution to cut paper based activities and provide visibility of activities from the sourcing of products through to purchase;

Rayware, one of the largest wholesalers of house wares to major retailers in UK to redevelop their legacy COBOL system;

Paz Gas, one of Israel’s leading Gas Company, to migrate legacy systems to the latest version of eDeveloper;

Rapattoni Corporation, Vadim and Pilgrim, existing partners in the US, who have all signed up to Magic Software’s new flexible multi-year Club pricing model;

Le Chèque Déjeuner, a leading provider of check services to the French restaurant industry, to extend their existing applications to the web;

Dutch Badminton Federation, to enhance systems for tracking logistics around the activities of the players of the Dutch National team;

GS Datentechnik GmbH, a German hardware vendor, to develop a new ERP System that will modernize and update existing business processes;

Rosenbauer AG, a manufacturer of fire-fighting vehicles and equipment for municipal, industrial and airport fire brigades to extend their ERP system and deploy in several countries;

Total Fina Elf, a leading French petroleum company involved in exploration, development and production of oil and gas, to bring legacy information to the web.

Conference Call

Magic will host a conference call today, May 5, 2003, at 12:00 p.m. EDT to discuss the Company’s first quarter financial results. To participate, interested parties should call the appropriate number listed below five to ten minutes prior to the start of the call:

North America

(888) 273-9855

International

(612) 332-0632

Callers should reference “Magic Software Q1 Earnings Conference Call” with the AT&T Operator.

A replay of the conference call will be available through May 19, 2003.  Interested parties should call the appropriate number below:

North America

(800) 475-6701

International

(320) 365-3844

Callers should reference Access Code No. 683463.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Statement of Operations

(US Dollars in Thousands)

	Three months ended March 31,
	2003 (Unaudited)	2002 (Unaudited)
Revenues
Software sales	$4,077	$3,971
Applications	1,664	2,307
Maintenance	2,579	2,672
Consultancy & other services	6,806	7,802
Total revenues	$15,126	$16,752

Cost of revenues
Software sales	816	790
Applications	245	570
Maintenance	591	1,041
Consultancy & other services	4,583	4,937
Total cost of revenues	$6,235	$7,338

Gross profit	$8,891	$9,414

Research & development, net	1,006	1,443
Sales, marketing, and general & administrative expenses	7,220	7,318
Depreciation	413	423
Operating income	$252	$230

Financial income, net	45	67
Income before taxes	$297	$297
Taxes on income	(82)	192
Income before minority Interest	$379	$105
Minority interest in losses (income) of subsidiaries	(107)	46
Net income	$272	$151

Basic earnings (loss) per share	$0.01	$0.01
Diluted earnings (loss) per share	$0.01	$0.01
Weighted avg. shares outstanding (000’s)	29,509	29,748
Diluted weighted avg. shares outstanding (000’s)	29,535	30,014

Consolidated Balance Sheets

(US Dollars in Thousands)

	March 31, 2003 (Unaudited)	December 31,2002
Assets
Current assets
Cash and cash equivalents	$13,537	$24,785

Accounts receivable
Trade receivables	16,505	13,605
Related parties	257	624
Other receivables and prepaid expenses	4,359	4,113
Inventory	184	175
Total current assets	34,842	43,302

Severance pay fund	1,543	1,465
Investments in affiliated companies	748	748
Fixed assets, net	8,096	8,432
Goodwill	20,395	20,839
Other assets, net	9,860	9,736
Total assets	$75,484	$84,522

Liabilities
Current liabilities
Short-term bank debt	$2,384	$3,405
Trade payables	2,495	2,831
Accrued expenses and other liabilities	17,879	13,690
Total current liabilities	22,758	19,926

Long-term loans	400	486
Accrued severance pay	1,927	1,861
Minority interests	1,149	1,228

Shareholders' equity
Share capital	788	788
Capital surplus	102,823	114,760
Treasury stock	(5,773)	(5,667)
Accumulated deficit	(48,588)	(48,860)
Total shareholders' equity	$49,250	$61,021
Total liabilities and shareholders’ equity	$75,484	$84,522

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 5 May, 2003